FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

REGISTRATION STATEMENT NO. 333-196367

The following communication was distributed on October 1, 2014 to employees of First Southwest Company, an indirect wholly owned subsidiary of Hilltop Holdings Inc.

To: All Employees

From: Hill Feinberg

Date: October 1st, 2014

RE: SWS-Hilltop Transaction Update

Dear First Southwest Employee,

I wanted to convey a brief update regarding a new process we are embarking on as part of the pending merger with Southwest Securities. As previously mentioned, the Integration Committee continues to meet and work together to prepare for the anticipated merger of our businesses. As part of that, the Committee has engaged an IT consulting firm, Financial Industry Technical Services, Inc. (“FITS”), to help us evaluate the service bureau platforms currently utilized by Southwest Securities and First Southwest for securities trade processing and the associated recordkeeping, as well as other service bureau platforms available. The goal of this process is for them to recommend the optimal service bureau platform for the combined company, which will ultimately be selected by management and the Integration Committee.

FITS will work closely on a daily basis with the Integration Committee and IT groups at both firms and will provide project management and business analysis services in support of the service bureau platform review. We expect many departments and users at both firms to be involved in this review with FITS, so we wanted to make you aware of this process should you be contacted for assistance. Ultimately, our goal is to have the best service bureau platform for the combined company, our customers and our employees, and we recognize how important it is to include you in this process so that we can make the correct, thoughtful decision.

As mentioned before, we have set up an email address (merger@firstsw.com) and phone number (214-525-9020) as a point of contact. I will continue to do my best to communicate with you often, especially as we accomplish the major milestones of this transaction.

As always, I thank you for your continued hard work and dedication.

Sincerely,

Hill Feinberg

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-196367) containing a proxy statement/prospectus of SWS and Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in Amendment No. 1 to its Annual Report on Form 10-K for the year ended June 30, 2014, which was filed with the SEC on September 26, 2014. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

HILLTOP CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Hilltop’s actual results, performance or achievements to be materially different from any expected future results, performance or achievements. Forward-looking statements speak only as of the date they are made and, except as required by law, Hilltop does not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, our plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger with SWS does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing that are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of SWS’s earnings, broader market movements, and the performance of financial companies and peer group companies; (iii) risks associated with merger and acquisition integration; (iv) our ability to estimate loan losses; (v) changes in the default rate of our loans; (vi) risks associated with concentration in real estate related loans; (vii) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the Federal Deposit Insurance Corporation; (viii) changes in general economic, market and business conditions in areas or markets where we compete; (ix) severe catastrophic events in our geographic area; (x) changes in the interest rate environment; (xi) cost and availability of capital; (xii) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xiii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiv) approval of new, or changes in, accounting policies and practices; (xv) changes in key management; (xvi) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvii) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xviii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xix) our participation in governmental programs, including the Small Business Lending Fund. For more information, see the risk factors described in the Annual Report on Form 10-K for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.